Wyrick Robbins Yates & Ponton LLP

4101 Lake Boone Trail, Suite 300

Raleigh, North Carolina 27607

DONALD R. REYNOLDS

dreynolds@wyrick.com

August 6, 2010

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Attention: Dana Hartz

Re:	Salix Pharmaceuticals, Ltd.
Form 10-K for the Fiscal Year ended December 31, 2009
Filed March 9, 2010
Proxy Statement on Schedule 14A
Filed April 30, 2010
File No. 000-23265

Ladies and Gentlemen:

We write this letter on behalf of our client Salix Pharmaceuticals, Ltd. (the “Company”) in connection with the comments of the Staff of the Securities and Exchange Commission with respect to the above-captioned filings, as set forth in the Staff’s letter dated August 2, 2010. In a telephone conversation on August 5, 2010, between the undersigned and Dana Hartz of the Staff, the undersigned conveyed the Company’s request to extend the deadline to respond to the Staff’s comments to August 30, 2010. This letter will serve to memorialize that request.

If the Staff has any further comments, please direct them to the undersigned.

Sincerely,

/s/ Donald R. Reynolds
Donald R. Reynolds

cc:	Adam C. Derbyshire
Timothy Creech
Mark D. Reeth, Esq.